Filed pursuant to Rule 433

Registration Statements Nos. 333-219272 and 333-237192

PRESS RELEASE	FOR IMMEDIATE RELEASE

June 1, 2020

The Republic of Argentina Extends Expiration of its Prospectus Supplement (as defined below)

Buenos Aires, Argentina: The Republic of Argentina (the “Republic”) today announced that it has extended further the expiration of its invitation (the “Invitation”) made to holders of certain eligible bonds (the “Eligible Bonds”) listed in the Prospectus Supplement dated April 21, 2020 (as amended and supplemented from time to time, the “Prospectus Supplement”) to submit orders to exchange their Eligible Bonds for new bonds pursuant to the terms and subject to the conditions described in the Prospectus Supplement from 5:00 p.m., New York City time, on June 2, 2020, to 5:00 p.m., New York City time, on June 12, 2020 (the “Expiration”), unless further extended or early terminated. Accordingly, assuming that the Republic, among other things, does not further extend the Expiration or terminate the Invitation early, the Invitation Period (as defined in the Prospectus Supplement) is extended through the new Expiration, the Results Announcement Date (as defined in the Prospectus Supplement) shall be on June 15, 2020 or as early as practicable thereafter, and the Execution Date, the Effective Date and the Settlement Date, each as defined in the Prospectus Supplement, shall be on June 18, 2020 or as early as practicable thereafter.

Since the prior extension of the Invitation, the Republic remained proactively engaged in discussions with various investor groups, advanced possible adjustments to the Invitation and received investors’ feedback as well as further suggestions over different paths to improve recoveries. In light of the IMF Staff’s Technical Statement of June 1, 2020, the Republic is assessing whether additional adjustments to the Invitation may be introduced with a view to maximizing investor support without compromising its debt sustainability goals. Argentina firmly believes that a successful debt restructuring will contribute to stabilizing the current economic condition, alleviating the medium and long-term constraints on Argentina’s economy created by its current debt burden and returning the country’s economic trajectory to long term growth. Argentina and its advisors intend to take advantage of this extension to continue discussions and allow investors to continue contributing to a successful debt restructuring.

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The Republic has engaged BofA Securities, Inc. and HSBC Securities (USA) Inc. to act as dealer managers for the Invitation and Lazard to act as financial advisor. D.F. King is acting as exchange, tabulation and information agent. Any questions or requests for assistance regarding the Invitation may be directed to BofA Securities, Inc. at +1 (888) 292-0070 (toll free) or +1 (646) 855-8988 (collect) or HSBC Securities (USA) Inc. at +1 (888) HSBC-4LM (toll free) and +1 (212) 525-5552 (collect).

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The Republic has filed registration statements (including a base prospectus) and the Prospectus Supplement with the Securities and Exchange Commission to register the New Bonds (as defined in the Prospectus Supplement) for the offerings to which this communication relates. Before you invest, you should read the prospectus in those registration statements and other documents the Republic has filed with the Securities Exchange Commission for more complete information about the Republic and such offerings. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, Holders (as defined in the Prospectus Supplement), or custodians for such holders, of Eligible Bonds may obtain a copy of the prospectus and the Prospectus Supplement by contacting the dealer managers by calling any one of the numbers above or D.F. King at its email address (argentina@dfkingltd.com) or telephone number (+1 : (800) 341-6292 (Toll Free)/+1 (212) 269-5550 (collect)/ +44 20 7920 9700) or by download, following registration, via: https://sites.dfkingltd.com/argentina.

Unless specifically incorporated by reference into the registration statements, information contained on the websites referenced in this press release do not form part of the registration statements.

Important Notice

The distribution of materials relating to the Invitation may be restricted by law in certain jurisdictions. The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by the Republic to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by the dealer manager or such affiliate on behalf of the Republic in that jurisdiction.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering of these securities will be made only by means of the prospectus and the accompanying Prospectus Supplement.

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are forward-looking statements. These statements are based on expectations and assumptions on the date of this press release and are subject to numerous risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, but are not limited to, market conditions and factors over which the Republic has no control. The Republic assumes no obligation to update these forward-looking statements and does not intend to do so, unless otherwise required by law.

For the purposes of this announcement, “Ineligible Holder” shall mean each beneficial owner located within a Relevant State (as defined below) who is not a “qualified investor” (as defined below) or any other beneficial owner located in a jurisdiction where the announcement is not permitted by law or offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

No offer of any kind is being made to Ineligible Holders.

Notice to Investors in the European Economic Area and the United Kingdom

Notice to EEA retail investors. The announcement is not being directed to any retail investors in the European Economic Area (“EEA”) and EEA retail investors will not be given the opportunity to state their views on the Proposed Modifications (as defined in the Prospectus Supplement). As a result, no “offer” of new securities is being made to retail investors in the EEA. Any holder who does not deliver a written consent is effectively not consenting to the Proposed Modifications. Therefore, it will be necessary for other (non-retail) investors representing a greater nominal principal amount Outstanding (as defined in the Prospectus Supplement) to consent to the Proposed Modifications. If the Proposed Modifications become effective, then, in accordance with the terms of such Eligible Bonds, the Eligible Bond will be substituted for New Bonds, and such substitution will affect all Holders and Ineligible Holders, regardless of whether they consented or if they were entitled to participate in the Invitation.

This announcement is only directed to beneficial owners of Eligible Bonds who are within a Member State of the European Economic Area or the United Kingdom (each, a “Relevant State”) if they are “qualified investors” as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”).

The New Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in a Relevant State. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Bonds or otherwise making them available to retail investors in a Relevant State has been prepared and therefore offering or selling the New Bonds or otherwise making them available to any retail investor in a Relevant State may be unlawful under the PRIIPs Regulation. References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

United Kingdom

For the purposes of section 21 of the Financial Services and Markets Act 2000, to the extent that this announcement constitutes an invitation or inducement to engage in investment activity, such communication falls within Article 34 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), being a non-real time communication communicated by and relating only to controlled investments issued, or to be issued, by the Republic of Argentina.

Other than with respect to distributions by the Republic of Argentina, this announcement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which the announcement relates is available only to relevant persons and will be engaged in only with relevant persons.